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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of February, 2004

                              CONVERIUM HOLDING AG
                   ------------------------------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
             -------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F
                                    -------        -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes       No X
                                    -------    -------

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

    Converium Holding Ltd, Zug

    Zug, Switzerland - February 17, 2004 - Converium today reports on its financial results for the fourth quarter 2003 as well as for the full year 2003.

    Full Year 2003 Highlights:

    --  Pre-tax operating income tripled to US$ 206.0 million

    --  Net income after tax grew to US$ 185.1 million (+73.3%)

    --  Return on equity(1) improved to 10.7% (+3.9 pts or +57.4%)

    --  Gross premiums written exceeded US$ 4.2 billion (+19.5%)

    --  Non-life combined ratio(2) improved by 5.8 pts to 97.9%

    --  Total investment return(3) increased to 5.7% (+3.5 pts)

    --  Shareholders' equity grew to US$ 2.1 billion (+19.9%)

    --  Operating cash flows increased to US$ 1.3 billion (+72.5%)

    --  Proposed cash dividend of CHF 1.50 (+50.0%)

    Fourth Quarter 2003 Highlights:

    --  Pre-tax operating income increased to US$ 61.3 million (74.1%)

    --  Net income after tax of US$ 56.2 million

    --  Return on equity(1) of 11.6%

    --  Gross premiums written stable at US$ 1.0 billion

    -- Non-life combined ratio(2) improved by 4.1 pts to 98.4% despite higher catastrophe losses

    --  Total investment return(3) increased to 5.6% (+4.8 pts)

    -- Shareholders' equity grew by US$ 143.3 million over September 30, 2003 (+7.4%)

    --  Operating cash flows increased to US$ 361.3 million (+62.9%)

    Dirk Lohmann, Converium's Chief Executive Officer, stated: "The substantial improvement in the full year 2003 operating income, absent the influence of tax and capital market fluctuations (e.g. impairment charges), is clear evidence of the good performance of our core activities which reflects our stringent underwriting discipline and the current favorable market environment. In addition to the positive financial results for 2003, the cash flows generated through the continuing growth in longer-tail lines and lower paid loss ratios increased total invested assets plus cash and cash equivalents by US$
1.3 billion to US$ 7.8 billion. Although our non-life combined ratio has improved by 5.8 percentage points to 97.9% it is not fully reflective of the expected profit to be generated by the underwriting activities of the 2003 calendar year because a substantial part of the expected longer-tail business' profitability should emerge as investment income in future periods. This is why the growth in operating cash flows is such an important performance metric."
    Dirk Lohmann further commented: "Converium walks the talk: The strict underwriting discipline and cycle management have been further enhanced by the appointment of the Chief Risk Officer and the Chief Technical Officer to the Global Executive Committee. The 2004 renewals so far reflect Converium's prudent underwriting: We did not relax our pricing targets or underwriting standards. This resulted in a moderate rate of growth in gross premiums written but should, absent any extraordinary shock losses, have a positive influence on the development of Converium's operating performance."
    Martin Kauer, Chief Financial Officer, said: "Converium's strong underwriting performance coupled with a favorable total return on investments of 5.7% contributed to an increase in book value per share of 20.3% to US$ 52.38. Overall, our capital adequacy remains strong and total claims supporting capital is now at US$ 2.5 billion. The increase in shareholders' equity by almost US$ 350 million to US$ 2.1 billion means that Converium's scope for further issuance of non-dilutive hybrid debt instruments is enhanced. Our listing on both the NYSE and the SWX Swiss Exchange gives Converium the desired financial flexibility to access all major capital markets should the need arise."

    Martin Kauer added: "Our strategy of using our consolidated balance sheet to economically hedge currency and duration exposures means that Converium does not carry any material economic risk vis-a-vis shifts in the yield curves or in exchange rates."

    Renewals 2004 so far: Fundamentals remain favorable for reinsurers
- cycle management in place

    Overall terms and conditions remain favorable for reinsurers - however, stringent underwriting discipline and appropriate cycle management are crucial. Increasing competition for adequately priced business is apparent, particularly for the short-tail low frequency/high severity - i.e. catastrophe - lines of business that immediately generate calendar year GAAP net income in years of low loss activity.
    The increasing concerns of many cedents with respect to the credit risks embedded in the reinsurance recoverables on their balance sheets resulted in promising opportunities for Converium. For many cedents wishing to diversify their credit risks, Converium with its strong balance sheet was often the reinsurer of choice. This resulted in an overall non-life premium growth of 2.4%(4) of renewable premiums based on constant exchange rates (or plus 6.4% based on actual exchange rates).
    At January 1, 2004, Converium's Standard Property & Casualty Reinsurance segment was able to successfully leverage its marketing and distribution platform with over 20 offices worldwide, particularly in those markets and lines where business is placed on a direct basis. Approximately 74% of the Standard Property & Casualty Reinsurance segment's premiums were up for renewal at January 1, 2004. The aggregate impact of improved rates, increased shares and new business, offset by cancellations, resulted in premium growth of 9.7%(4) on renewable premiums based on constant exchange rates (or plus 15.4% based on actual exchange rates). These increases came predominantly from the general liability line of business, where rates continued to improve.
    Converium's Specialty Lines segment was also able to capitalize on its strong market position and technical expertise in less commoditized specialty and longer-tail lines while maintaining strict underwriting discipline. At January 1, 2004 approximately 68% of the Specialty Lines segment's premiums were up for renewal. Due to weakened prices, terms and conditions, Converium chose to withdraw some of its capacity from the Airline, Workers' Compensation and Marine & Energy markets, thus providing evidence that proper cycle management is in place. This resulted in an aggregate reduction in premiums for Aviation & Space, Marine & Energy and Workers' Compensation business of 13.8%(4) based on constant exchange rates (or minus 13.3% based on actual exchange rates). For all other specialty lines, market conditions remained favorable and in some cases even tightened further. For these remaining specialty lines (including Credit & Surety and Agribusiness) Converium achieved an aggregate premium growth of 7.1%(4) on renewable premiums based on constant exchange rates (or plus 11.9% based on actual exchange rates). For Specialty Lines overall, the aggregate impact of improved rates, increased shares and new business, offset by cancellations, resulted in a premium decrease of 4.4%(4) on renewable premiums for the Specialty Lines segment based on constant exchange rates (or minus 1.8% based on actual exchange rates).


Financial highlights              Three months ended    Change       Year ended       Change
                                      December 31,                  December 31,
In US$ million, unless noted           2003       2002      (%)      2003       2002      (%)
---------------------------------------------------------------------------------------------
Gross premiums written              1,001.8    1,017.1    -1.5    4,223.9    3,535.8   +19.5
---------------------------------------------------------------------------------------------
Net premiums written                  855.7      933.4    -8.3    3,827.0    3,322.2   +15.2
---------------------------------------------------------------------------------------------
Net premiums earned                   961.1      893.6    +7.6    3,676.5    3,165.5   +16.1
---------------------------------------------------------------------------------------------
Non-life combined ratio(2) (%)         98.4      102.5  -4.1pts      97.9      103.7  -5.8pts
---------------------------------------------------------------------------------------------
Total investment results               68.0       81.0   -16.0      251.4      241.5    +4.1
---------------------------------------------------------------------------------------------
Total investment income yield(5)                        -1.9pts                       -0.6pts
 (%)                                    3.6        5.5                3.5        4.1
---------------------------------------------------------------------------------------------
Total investment return(3) (%)          5.6        0.8  +4.8pts       5.7        2.2  +3.5pts
---------------------------------------------------------------------------------------------
Operating income(6)                    61.3       35.2   +74.1      206.0       67.7  +204.3
---------------------------------------------------------------------------------------------
Net income                             56.2       80.8   -30.4      185.1      106.8   +73.3
---------------------------------------------------------------------------------------------
Earnings per share (US$)               1.41       2.03   -0.62       4.65       2.68   +1.97
---------------------------------------------------------------------------------------------
Return on equity(1) (%)                11.6       19.5  -7.9pts      10.7        6.8  +3.9pts
---------------------------------------------------------------------------------------------
Cash flows(7)                         361.3      221.8   +62.9    1,265.3      733.7   +72.5
---------------------------------------------------------------------------------------------
Total invested assets plus cash     7,809.5    6,478.8   +20.5    7,809.5    6,478.8   +20.5
---------------------------------------------------------------------------------------------
Shareholders' equity                2,083.3    1,738.0   +19.9    2,083.3    1,738.0   +19.9
---------------------------------------------------------------------------------------------
Book value per share (US$)            52.38      43.55   +20.3      52.38      43.55   +20.3
---------------------------------------------------------------------------------------------

    Continuing strong performance of Converium's non-life business

    For the three months ended December 31, 2003, Converium reported an operating income of US$ 61.3 million, an increase of 74.1% over the prior year's period. The net income (after-tax) in the fourth quarter of 2003 was US$ 56.2 million and earnings per share were US$ 1.41, resulting in a return on equity of 11.6%. Converium's net income in the fourth quarter of 2002 contained a tax benefit of US$ 21.3 million, primarily resulting from operating losses in the United States following increases in reserves for prior years' losses. The slight reduction in gross premiums written in the fourth quarter of 2003 reflects offsetting developments in Standard Property & Casualty Reinsurance and in Specialty Lines. Gross premiums written in Specialty Lines were reduced by US$ 39.0 million, primarily due to reduced facultative acceptances in the weakening airline business and to true ups of expected ultimate premiums of certain Lloyd's professional liability treaties. This was partially offset by the Standard Property & Casualty Reinsurance segment where gross premiums written increased by US$ 23.2 million. Net premiums written were reduced by a greater amount due to increased reinsurance purchases effected to reduce peak exposures associated with Converium's increased share in the Global Aerospace pools. The non-life combined ratio improved by 4.1 percentage points to 98.4% in spite of a modest increase in catastrophe losses. Due to Converium's passive asset management approach, the investment results were in line with the respective benchmarks. The strong performance of capital markets led to an increase in unrealized gains of more than US$ 50 million net of taxes. Cash flows increased by 62.9% to US$ 361.3 million, reflecting Converium's strategy to grow in less commoditized longer-tail lines; a substantial part of the expected longer-tail business' profitability should emerge as investment income in future periods. Based on stable exchange rates, gross premiums written decreased by 6.7%, net premiums written by 13.8% while net premiums earned increased by 1.3%. The non-life combined ratio was 99.3%.
    For the year ended December 31, 2003, Converium reported an operating income of US$ 206.0 million, an increase of 204.3% over 2002. The net income (after-tax) for the full year 2003 was US$ 185.1 million and earnings per share were US$ 4.65, resulting in a return on equity of 10.7%. The 20% growth of gross premiums written to more than US$ 4.2 billion reflects Converium's strong franchise as a leading global multi-line reinsurer with the necessary distribution and expertise required to access profitable growth opportunities. The improved non-life combined ratio of 97.9% is reflective of the profitability of Converium's non-life book although a substantial part of the expected longer-tail business profitability should emerge as investment income in future periods. Converium reported an aggregate net operating income benefit of US$ 31.3 million arising out of reserve releases for prior years' incurred losses. The total investment return of 5.7% for 2003 mirrors the development of the capital markets in 2003, increasing yield curves and the stock markets' positive performance. Total shareholders' equity increased US$ 345.3 million or nearly 20% to US$ 2.1 billion. The book value per share grew by 20.3% to US$ 52.38. Converium's strategy to grow in longer-tail specialty lines resulted in an increase of cash flows by 72.5% to US$ 1.3 billion, respectively of total invested assets plus cash by 20.5% to US$ 7.8 billion, setting the foundation for future growth in net investment income. Based on stable exchange rates, gross premiums written increased by 14.1%, net premiums written by 9.8% and net premiums earned by 10.6%. The non-life combined ratio was 98.0%.

    Increased dividend proposed

    Based on Converium's solid capitalization and strong performance in 2003, the Board of Directors proposes an increase in the gross cash dividend by 50% to CHF 1.50 per ordinary share to the Annual General Meeting.

    Business Development

    The following are comments on the development of Converium's three main business segments and the Corporate Center. Reference is made to the tables attached to this press release.
    Standard Property & Casualty Reinsurance represented approximately 43% of total net premiums written in 2003. For the full year 2003 the Standard Property & Casualty Reinsurance segment of Converium reported a segment income of US$ 183.7 million, an increase of 229.2% (2002:
US$ 55.8 million). For the fourth quarter of 2003 Converium reported a segment income of US$ 23.1 million, an increase of 724.3% (4Q2002: US$ minus 3.7 million). In 2003, gross premiums written in the Standard Property & Casualty Reinsurance segment increased by 16.4% to US$ 1.8 billion and net premiums written by 13.3% to US$ 1.6 billion. This growth mainly reflected the break-through Converium achieved as an independent company in Continental European markets such as Germany, Italy, France, Austria and Switzerland. The strongest growth was in property lines where net premiums written increased by approximately 26% to US$ 787.0 million.
    In the fourth quarter of 2003 gross premiums written increased by 6.0% to US$ 411.1 million and net premiums written by 9.5% to US$
366.0 million. The Standard Property & Casualty Reinsurance segment's non-life combined ratio was 94.9% for 2003, respectively 101.9% for the fourth quarter of 2003, reflecting the underlying profitability of these short- and mid-tail lines as well as property cat losses in the fourth quarter of 2003 that were roughly US$ 25.0 million higher than the average of the first three quarters. Overall, the results of catastrophe business were well within the model-based expectations.
    For 2003, the Standard Property & Casualty Reinsurance segment reported a net positive development of US$ 49.4 million for prior years' reserves (1.5% of the Standard Property & Casualty Reinsurance segment's gross reserves as per December 31, 2003).
    Frank Schaar, Executive Vice President, Standard Property & Casualty Reinsurance, commented: "Converium's underwriting performance and premium growth are reflective of our strategy to improve the regional diversification and product mix of our Standard Property & Casualty Reinsurance segment. Converium clearly benefited from its strong franchise in the Continental European markets where proximity to customers and local market expertise are crucial to ensuring that one sees all the business that is available - both through brokers and on a direct basis."
    Specialty Lines represented approximately 47% of total net premiums written in 2003. For the full year 2003 the Specialty Lines segment of Converium reported a segment income of US$ 115.2 million, an increase of 105.7% (2002: US$ 56.0 million). For the fourth quarter of 2003 Converium reported a segment income of US$ 58.9 million, an increase of 2.3% (4Q2002: US$ 57.6 million). In 2003 gross premiums written in the Specialty Lines segment increased by 22.5% to US$ 2.0 billion and net premiums written by 16.5% to US$ 1.8 billion. The growth in net premiums written was driven by Agribusiness (plus 309.1% to US$ 90.0 million), Credit & Surety (plus 17.9% to US$ 236.0 million), Engineering (plus 20.5% to US$ 139.9 million), Professional Liability and Other Special Liability (plus 11.4% to US$ 598.0 million), and Workers' Compensation (plus 40.9% to US$ 310.9 million).
    In the fourth quarter of 2003 the stringent underwriting discipline applied by Converium resulted in a reduction of gross premiums written, reflecting the weakening of rates in the airline business and the true up of expected ultimate premiums of certain Lloyds' professional liability treaties. Moreover, Converium purchased additional reinsurance on its peak exposures in aviation following its increase in the Global Aerospace pools from 9.0% to 25.0% in 2003. The impact of this additional reinsurance is most strongly felt following the renewals of the peak exposures, 70% of which fall into the fourth quarter of 2003. The overall impact of the reduced writings and increased retrocession resulted in a decline in net premiums written of 20.5% to US$ 406.3 million for the fourth quarter of 2003. The Specialty Lines segment's non-life combined ratio was 100.6% for 2003, respectively 95.0% for the fourth quarter of 2003, reflecting the mid- to long-tail characteristics of most specialty lines as well as the technical result of Aviation & Space of US$ 63.7 million (4Q2002: US$
49.4 million) recorded in the fourth quarter.

    For 2003 the Specialty Lines segment reported a net adverse development of US$ 18.1 million for prior years' reserves (0.4% of the Specialty Lines segment's gross reserves as per December 31, 2003).
    Benjamin Gentsch, Executive Vice President, Specialty Lines, said:
"Stringent underwriting discipline and cycle management are key in today's reinsurance markets. Converium's willingness to reduce premium in the airline business during the fourth quarter is clear evidence that profitability comes before top line growth." Benjamin Gentsch added: "A substantial part of our Specialty Lines business is written in longer-tail lines at a combined ratio of about 100%; hence, a substantial part of the expected profitability of the longer-tail business which is already in Converium's book should emerge as investment income in future periods."
    Life & Health Reinsurance represented approximately 10% of total net premiums written in 2003. For the full year 2003 the Life & Health Reinsurance segment of Converium reported a segment loss of US$ 11.9 million for 2003 (2002: loss of US$ 6.5 million). For the fourth quarter of 2003 Converium reported a segment income of US$ 1.5 million, an increase of US$ 5.1 million (4Q2002: loss of US$ 3.6 million). In 2003 gross premiums written increased by 18.4% to US$
406.5 million and net premiums written by 17.4% to US$ 369.5 million. This growth was primarily driven by Accident & Health lines in North America and by Life & Disability lines in Continental Europe (net premiums written 2003: plus 29.6% to US$ 207.4 million). The Life & Health Reinsurance segment reported a technical result(8) for the full year 2003 of minus US$ 8.0 million (2002: minus US$ 6.5 million).
    In the fourth quarter of 2003 the technical result (including technical interest) was US$ 0.8 million (4Q2002: minus US$ 7.0 million).
    The results of the Life & Health Reinsurance segment were significantly impacted by a closed book of Guaranteed Minimum Death Benefit (GMDB) annuity business. Excluding the impact of the GMDB business, the technical result of the segment for the full year would have been US$ 26.3 million. As a result of the strong performance of the US stock markets, the net amount at risk for GMDB business further decreased by more than a third or US$ 433.3 million to US$ 809.7 million as per December 31, 2003. Although Converium feels that the currently carried reserves for its GMDB exposure are adequate, the company has exercised the previously disclosed call option and availed itself of the additional reinsurance protection of up to US$ 75.0 million for the GMDB exposures. This decision was made in light of the current volatility and valuation of the equity markets in the United States. The respective annual expenses are expected to be below US$
0.5 million.
    Christoph Ludemann, Executive Vice President, Life & Health Reinsurance, commented: "The successes achieved so far in Accident & Health lines in North America and Life & Disability lines in Continental Europe are clear evidence that we are able to build a Life & Health business that contributes positively to Converium's overall performance - by adding earnings and by improving Converium's overall risk/return characteristics."
    The Corporate Center carries certain administration expenses such as the costs of the Board of Directors, the Global Executive Committee, and other global functions. In the fourth quarter of 2003 other operating and administration expenses were US$ 10.0 million (plus 29.9%), respectively US$ 34.3 million for the full year 2003 (plus 13.2%). This increase in the fourth quarter was primarily driven by the new appointments to the Global Executive Committee and the weakening of the US dollar against the Swiss franc.

                                  * * * * * * *

    (1)Return on equity is defined as net income (after-tax) divided by shareholders' equity at the beginning of the period, annualized.
    (2)Non-life combined ratio is defined as non-life loss ratio plus non-life underwriting expense ratio plus non-life administration expense ratio.
    (3)Total investment return is defined as net investment income plus net realized capital gains (losses) plus change in unrealized gains (losses) divided by average total invested assets (including cash and cash equivalents), pre-tax and annualized.
    (4)Based on 100% of the total non-life premium that was up for renewal on January 1, 2004.
    (5)Total investment income yield is defined as net investment income plus net realized capital gains (losses) divided by average total invested assets (including cash and cash equivalents), pre-tax and annualized.
    (6)Operating income is defined as pre-tax income or loss excluding pre-tax net realized capital gains or losses.
    (7)Excluding US$ 136.7 million received reimbursement of reinsurance recoverables in dispute in the second quarter of 2002.
    (8)Technical result is defined as net premiums earned minus losses, loss adjustment expenses & life benefits and minus underwriting acquisition costs plus technical interests.
    The company has made it a policy not to provide any quarterly or annual earnings guidance and it will not update any past outlook for full year earnings. It will however provide investors with perspectives on its value drivers, its strategic initiatives and those factors critical to understanding its business and operating environment.

Michael Schiendorfer                            Zuzana Drozd
Media Relations Manager                         Head of Investor Relations

michael.schiendorfer@converium.com              zuzana.drozd@converium.com

Phone:     +41 (0) 1 639 96 57                  Phone:     +41 (0) 1 639 91 20
Fax:       +41 (0) 1 639 76 57                  Fax:       +41 (0) 1 639 71 20

    About Converium

    Converium is an independent leading global multi-line reinsurer known for its innovation, professionalism and service. Today Converium ranks among the top ten professional reinsurers and employs more than 800 people in 22 offices around the globe. Converium is organized into three business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance. Converium's net losses for the September 11, 2001 terrorist attacks in the United States are capped at US$ 289.2 million by its former parent, Zurich Financial Services. Converium has minimal A&E exposures. Converium has an "A" rating (stable outlook) both from Standard & Poor's and A.M. Best Company.

    Important Disclaimer

    This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as 'expects', 'should continue', 'believes', 'anticipates', 'estimates' and 'intends'. The specific forward-looking statements cover, among other matters, the improving reinsurance market, the expected losses related to the September 11, 2001 attack on the United States, the outcome of insurance regulatory reviews, the Company's operating results, the rating environment and the prospect for improving results. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions; the frequency, severity and development of insured loss events arising out of catastrophes, as well as man-made disasters such as the September 11, 2001 attack in the United States; the ability to exclude and to reinsure the risk of loss from terrorism; fluctuations in interest rates; returns on and fluctuations in the value of fixed income investments, equity investments and properties; fluctuations in foreign currency exchange rates; rating agency actions; changes in laws and regulations and general competitive factors, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

    www.converium.com


 Consolidated statements of        Three months ended   Change       Year ended       Change
  income                               December 31,                 December 31,
 In US$ million, unless noted          2003       2002      (%)      2003       2002       (%)
----------------------------------------------------------------------------------------------
 Revenues
----------------------------------------------------------------------------------------------
 Gross premiums written             1,001.8    1,017.1    -1.5    4,223.9    3,535.8    +19.5
----------------------------------------------------------------------------------------------
 Less ceded premiums written         -146.1      -83.7   +74.6     -396.9     -213.6    +85.8
----------------------------------------------------------------------------------------------
 Net premiums written                 855.7      933.4    -8.3    3,827.0    3,322.2    +15.2
----------------------------------------------------------------------------------------------
 Net change in unearned premiums      105.4      -39.8  -364.8     -150.5     -156.7     -4.0
----------------------------------------------------------------------------------------------
 Net premiums earned                  961.1      893.6    +7.6    3,676.5    3,165.5    +16.1
----------------------------------------------------------------------------------------------
 Net investment income                 55.8       59.9    -6.8      233.0      251.8     -7.5
----------------------------------------------------------------------------------------------
 Net realized capital gains                                                               n.m.
  (losses)                             12.2       21.1   -42.2       18.4      -10.3
----------------------------------------------------------------------------------------------
 Other income (loss)                    7.1       18.7   -62.0        2.7       -1.2      n.m.
----------------------------------------------------------------------------------------------
 Total revenues                     1,036.2      993.3    +4.3    3,930.6    3,405.8    +15.4
----------------------------------------------------------------------------------------------
 Benefits, losses and expenses
----------------------------------------------------------------------------------------------
 Losses, loss adjustment expenses
  and life benefits                  -679.3     -703.0    -3.4   -2,674.2   -2,492.0     +7.3
----------------------------------------------------------------------------------------------
 Underwriting acquisition costs      -220.9     -188.0   +17.5     -803.2     -666.7    +20.5
----------------------------------------------------------------------------------------------
 Other operating and
  administration expenses             -55.4      -41.0   +35.1     -197.8     -173.3    +14.1
----------------------------------------------------------------------------------------------
 Interest expense                      -7.1       -5.0   +42.0      -31.0      -16.4    +89.0
----------------------------------------------------------------------------------------------
 Total benefits, losses and
  expenses                           -962.7     -937.0    +2.7   -3,706.2   -3,348.4    +10.7
----------------------------------------------------------------------------------------------
 Income (loss) before taxes            73.5       56.3   +30.6      224.4       57.4   +290.9
----------------------------------------------------------------------------------------------
 Income tax (expense) benefit         -17.3       24.5     n.m.     -39.3       49.4      n.m.
----------------------------------------------------------------------------------------------
 Net income (loss)                     56.2       80.8   -30.4      185.1      106.8    +73.3
----------------------------------------------------------------------------------------------
 Basic earnings (loss) per share
  (US$)                                1.41       2.03   -0.62       4.65       2.68    +1.97
----------------------------------------------------------------------------------------------
 Diluted earnings (loss) per
  share (US$)                          1.39       2.01   -0.62       4.59       2.64    +1.95
----------------------------------------------------------------------------------------------


 Consolidated balance sheets                                                 December 31,
 In US$ million, unless noted                                                 2003       2002
----------------------------------------------------------------------------------------------
 Invested assets
----------------------------------------------------------------------------------------------
 Held-to-maturity securities:
 Fixed maturities                                                            500.4          -
----------------------------------------------------------------------------------------------
 Available-for-sale securities:
     Fixed maturities                                                      4,428.2    3,443.1
     Equity securities                                                       840.2      530.8
----------------------------------------------------------------------------------------------
 Other investments                                                           173.5      177.3
----------------------------------------------------------------------------------------------
 Short-term investments                                                       55.8      318.0
----------------------------------------------------------------------------------------------
 Total investments                                                         5,998.1    4,469.2
----------------------------------------------------------------------------------------------
 Funds Withheld Asset                                                      1,530.6    1,648.1
----------------------------------------------------------------------------------------------
 Total invested assets                                                     7,528.7    6,117.3
----------------------------------------------------------------------------------------------
 Other assets
----------------------------------------------------------------------------------------------
 Cash and cash equivalents                                                   280.8      361.5
----------------------------------------------------------------------------------------------
 Premiums receivables:
     Current                                                                 182.8      131.9
     Accrued                                                               1,825.5    1,589.4
----------------------------------------------------------------------------------------------
 Reinsurance assets:
     Underwriting reserves                                                 1,718.6    1,627.7
     Insurance balances receivable, net                                      224.0      239.9
----------------------------------------------------------------------------------------------
 Funds held by reinsureds                                                  1,374.0      935.9
----------------------------------------------------------------------------------------------
 Deferred policy acquisition costs                                           380.1      264.9
----------------------------------------------------------------------------------------------
 Deferred income taxes                                                       345.1      391.8
----------------------------------------------------------------------------------------------
 Other assets                                                                495.0      390.7
----------------------------------------------------------------------------------------------
 Total assets                                                             14,354.6   12,051.0
----------------------------------------------------------------------------------------------
 Liabilities
----------------------------------------------------------------------------------------------
 Losses and loss adjustment expenses, gross                                7,842.8    6,821.3
----------------------------------------------------------------------------------------------
 Unearned premiums, gross                                                  1,467.4    1,170.7
----------------------------------------------------------------------------------------------
 Future life benefits, gross                                                 483.5      371.7
----------------------------------------------------------------------------------------------
 Other reinsurance liabilities                                             1,087.3      661.6
----------------------------------------------------------------------------------------------
 Funds held under reinsurance contracts                                      529.8      429.5
----------------------------------------------------------------------------------------------
 Deferred income taxes                                                       158.3      133.9
----------------------------------------------------------------------------------------------
 Accrued expenses and other liabilities                                      311.6      333.9
----------------------------------------------------------------------------------------------
 Debt                                                                        390.6      390.4
----------------------------------------------------------------------------------------------
 Total liabilities                                                        12,271.3   10,313.0
----------------------------------------------------------------------------------------------
 Equity
----------------------------------------------------------------------------------------------
 Common stock                                                                253.0      253.0
----------------------------------------------------------------------------------------------
 Additional paid-in capital                                                1,326.7    1,330.9
----------------------------------------------------------------------------------------------
 Treasury stock                                                              -10.0       -3.3
----------------------------------------------------------------------------------------------
 Unearned stock compensation                                                  -6.1      -10.0
----------------------------------------------------------------------------------------------
 Accumulated other comprehensive income (loss):
     Net unrealized gains (losses) on investments, net of taxes              145.3      -53.3
----------------------------------------------------------------------------------------------
     Cumulative translation adjustments                                      116.1      113.9
----------------------------------------------------------------------------------------------
 Total accumulated other comprehensive income                                261.4       60.6
----------------------------------------------------------------------------------------------
 Retained earnings                                                           258.3      106.8
----------------------------------------------------------------------------------------------
 Total equity                                                              2,083.3    1,738.0
----------------------------------------------------------------------------------------------
 Total liabilities and equity                                             14,354.6   12,051.0
----------------------------------------------------------------------------------------------


 Consolidated statements of cash flows                                        Year ended
                                                                             December 31,
 In US$ million, unless noted                                                 2003       2002
----------------------------------------------------------------------------------------------
Net income                                                                   185.1      106.8
----------------------------------------------------------------------------------------------
     Net realized capital (gains) losses on investments                      -18.4       10.3
     Amortization of premium/discount                                         43.9       20.6
     Depreciation and amortization                                            30.5       38.2
----------------------------------------------------------------------------------------------
Total adjustments                                                             56.0       69.1
----------------------------------------------------------------------------------------------
     Deferred policy acquisition costs                                       -90.5      -47.0
     Reinsurance assets                                                       13.6      331.1
     Funds held by reinsureds                                               -307.8     -311.2
     Funds Withheld Asset                                                    230.6      100.0
     Premiums receivable                                                    -162.2     -565.1
     Unearned premiums, gross                                                204.2      139.0
     Losses and loss adjustment expenses, gross                              603.7      744.5
     Future life benefits, gross                                              85.0      119.7
     Funds held under reinsurance contracts                                   72.7      -38.2
     Other reinsurance liabilities                                           329.0      280.2
     Income taxes, net                                                        40.3      -32.8
     Net change in all other operational assets and liabilities                5.6      -25.7
----------------------------------------------------------------------------------------------
Total changes in operational assets and liabilities                        1,024.2      694.5
----------------------------------------------------------------------------------------------
Cash provided by operating activities(9)                                   1,265.3      870.4
----------------------------------------------------------------------------------------------
     Purchases of fixed maturities held-to-maturity                         -192.4          -
     Proceeds from sales and maturities of fixed maturities available-
      for-sale                                                             3,813.4    4,573.3
     Purchases of fixed maturities available-for-sale                     -5,054.0   -5,375.3
----------------------------------------------------------------------------------------------
Cash flows from investing activities (fixed maturities)                   -1,433.0     -802.0
----------------------------------------------------------------------------------------------
     Proceeds from sales of equity securities                                 94.3      599.2
     Purchases of equity securities                                         -244.2     -651.1
----------------------------------------------------------------------------------------------
Cash flows from investing activities (equity securities)                    -149.9      -51.9
----------------------------------------------------------------------------------------------
     Net decrease (increase) in short-term investments                       277.1     -228.5
     Proceeds from sales of other assets                                      47.4       33.0
     Purchases of other assets                                               -69.4      -43.9
----------------------------------------------------------------------------------------------
Cash flows from investing activities (other)                                 255.1     -239.4
----------------------------------------------------------------------------------------------
Net cash used in investing activities                                     -1,327.8   -1,093.3
----------------------------------------------------------------------------------------------
     Issuance of guaranteed subordinated notes                                   -      193.7
     Net purchases of common shares                                          -17.3      -14.7
     Dividends to shareholders                                               -29.9          -
----------------------------------------------------------------------------------------------
Net cash (used in) provided by financing activities                          -47.2      179.0
----------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                  29.0      -15.1
----------------------------------------------------------------------------------------------
Change in cash and cash equivalents                                          -80.7      -59.0
----------------------------------------------------------------------------------------------
 Cash and cash equivalents as of January 1                                   361.5      420.5
----------------------------------------------------------------------------------------------
Cash and cash equivalents as of December 31                                  280.8      361.5
----------------------------------------------------------------------------------------------

    (9)Including US$ 136.7 million received reimbursement of reinsurance recoverables in dispute in the second quarter of 2002.


Segments                          Three months ended    Change       Year ended       Change
                                       December 31                  December 31
In US$ million, unless noted           2003       2002      (%)      2003       2002      (%)
---------------------------------------------------------------------------------------------
Standard Property & Casualty
 Reinsurance
---------------------------------------------------------------------------------------------
Gross premiums written                411.1      387.9    +6.0    1,795.4    1,542.3   +16.4
---------------------------------------------------------------------------------------------
Net premiums written                  366.0      334.2    +9.5    1,645.6    1,452.2   +13.3
---------------------------------------------------------------------------------------------
Net premiums earned                   419.8      357.1   +17.6    1,629.9    1,396.7   +16.7
---------------------------------------------------------------------------------------------
Non-life loss ratio(10)                75.0%      85.4%-10.4pts      68.3%      76.3% -8.0pts
---------------------------------------------------------------------------------------------
Non-life underwriting expense                           +0.2pts                       +0.1pts
 ratio(11)                             21.4%      21.2%              22.3%      22.2%
---------------------------------------------------------------------------------------------
Non-life administration expense
 ratio                                                  +1.6pts                       -0.1pts
(12)                                    5.5%       3.9%               4.3%       4.4%
---------------------------------------------------------------------------------------------
Non-life combined ratio(2)            101.9%     110.5% -8.6pts      94.9%     102.9% -8.0pts
---------------------------------------------------------------------------------------------
Total investment results(13)           28.4       32.7   -13.1      101.5       98.1    +3.5
---------------------------------------------------------------------------------------------
Segment income (loss)                  23.1       -3.7     n.m.     183.7       55.8  +229.2
---------------------------------------------------------------------------------------------
Retention ratio(14)                    89.0%      86.2% +2.8pts      91.7%      94.2% -2.5pts
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
Specialty Lines
---------------------------------------------------------------------------------------------
Gross premiums written                489.7      528.7    -7.4    2,022.0    1,650.3   +22.5
---------------------------------------------------------------------------------------------
Net premiums written                  406.3      510.9   -20.5    1,811.9    1,555.3   +16.5
---------------------------------------------------------------------------------------------
Net premiums earned                   431.9      448.3    -3.7    1,663.6    1,458.0   +14.1
---------------------------------------------------------------------------------------------
Non-life loss ratio(10)                64.8%      71.5% -6.7pts      74.6%      80.0% -5.4pts
---------------------------------------------------------------------------------------------
Non-life underwriting expense                           +3.5pts                       +1.6pts
 ratio(11)                             24.4%      20.9%              21.6%      20.0%
---------------------------------------------------------------------------------------------
Non-life administration expense                         +2.1pts
 ratio(12)                              5.8%       3.7%               4.4%       4.4%      -
---------------------------------------------------------------------------------------------
Non-life combined ratio(2)             95.0%      96.1% -1.1pts     100.6%     104.4% -3.8pts
---------------------------------------------------------------------------------------------
Total investment results(13)           35.9       42.2   -14.9      132.4      125.3    +5.7
---------------------------------------------------------------------------------------------
Segment income (loss)                  58.9       57.6    +2.3      115.2       56.0  +105.7
---------------------------------------------------------------------------------------------
Retention ratio(14)                    83.0%      96.6%-13.6pts      89.6%      94.2% -4.6pts
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
Life & Health Reinsurance
---------------------------------------------------------------------------------------------
Gross premiums written                101.0      100.5    +0.5      406.5      343.2   +18.4
---------------------------------------------------------------------------------------------
Net premiums written                   83.4       88.3    -5.5      369.5      314.7   +17.4
---------------------------------------------------------------------------------------------
Net premiums earned                   109.4       88.2   +24.0      383.0      310.8   +23.2
---------------------------------------------------------------------------------------------
Underwriting expense ratio Life &                       +2.0pts                       +0.3pts
 Health(15)                            23.3%      21.3%              20.9%      20.6%
---------------------------------------------------------------------------------------------
Administration expense ratio Life                       +0.1pts                       -0.1pts
 & Health(16)                           1.9%       1.8%               3.5%       3.6%
---------------------------------------------------------------------------------------------
Total investment results(13)            3.7        6.1   -39.3       17.5       18.1    -3.3
---------------------------------------------------------------------------------------------
Segment income (loss)                   1.5       -3.6     n.m.     -11.9       -6.5   -83.1
---------------------------------------------------------------------------------------------
Retention ratio(14)                    82.6%      87.9% -5.3pts      90.9%      91.7% -0.8pts
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
Corporate Center
---------------------------------------------------------------------------------------------
Operating and administration
 expenses                             -10.0       -7.7   +29.9      -34.3      -30.3   +13.2
---------------------------------------------------------------------------------------------

    (10)Non-life loss ratio is defined as losses and loss adjustment expenses divided by net premiums earned.
    (11)Non-life underwriting expense ratio is defined as underwriting acquisition costs divided by net premiums earned.
    (12)Non-life administration expense ratio is defined as other operating and administration expenses divided by net premiums written.
    (13)Total investment results are defined as net investment income plus net realized capital gains (losses).
    (14)Retention ratio is defined as net premiums written divided by gross premiums written.
    (15)Underwriting expense ratio Life & Health is defined as underwriting expenses divided by net premiums earned.
    (16)Administration expense ratio Life & Health is defined as other operating and administration expenses divided by net premiums written.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                            CONVERIUM HOLDING AG




                            By:  /s/ Dirk Lohmann
                                 Name:      Dirk Lohmann
                                 Title:     CEO




                            By:  /s/ Christian Felderer
                                 Name:      Christian Felderer
                                 Title:     General Legal Counsel



Date:  February 20, 2004